SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED
(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King’s Road, Quarry Bay
Special Administration Region of Hong Kong
People’s Republic of China
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                         Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___             No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     This report consists of copy of a public announcement in Hong Kong regarding the retirement of directors, which is required by The Stock Exchange of Hong Kong Limited to be disclosed to the Registrant’s shareholders or made public in Hong Kong.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

Announcement

The Board of Directors of SUNDAY Communications Limited (the “Company”) announces that pursuant to the Company’s Articles of Association, Mr. Craig Edward Ehrlich and Mr. Peter Kin Ngok Lam retired as non-executive directors of the Company at the Annual General Meeting (“AGM”) of the Company held on 22nd May 2003. Accordingly, Mr. Ehrlich and Mr. Lam ceased to be directors of the Company with effect from the conclusion of the AGM.

The Board would like to express its sincere gratitude to Mr. Ehrlich and Mr. Lam for their valuable contributions to the Company during the tenure of their services.

By Order of the Board Janet Ching Man Fung Company Secretary

Hong Kong, 22nd May 2003

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited

By: /s/ Janet Ching Man Fung Name: Janet Ching Man Fung Title: Company Secretary

Date: May 26, 2003